Exhibit 3.2

SECTION 11. ~~NO~~ STOCKHOLDER ACTION BY WRITTEN CONSENT. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specific circumstances, any action required or permitted to be taken by the stockholders of the Corporation ~~must be effected at an annual or special meeting of stockholders of the Corporation and may not~~ may be effected by ~~any consent in writing by such stockholders~~ the written consent of such holders pursuant to Section 228 of the Delaware General Corporation Code as provided by, and subject to the limitations in, the Certificate of Incorporation.